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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43852

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMBC Nikko Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 Park Avenue
(No. and Street)

New York	New York	10172
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Makoto Tagaya, President (212) 224-5339
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2013
REGISTRATIONS BRANCH
16

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Makoto Tagaya**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SMBC Nikko Securities America, Inc.** , as of **December 31, 2012,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

JERRY H. WECHSLER
Notary Public, State of New York
No. 01WE6046972
Qualified in Queens County
Commission Expires August 21. 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

SEC I.D. No 8-43852

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed pursuant to subparagraph (e)(3) of
Rule 17a-5 as a public document

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Table of Contents

SEC
Mail Processing
Section
FEB 22 2013
Washington DC
402



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
SMBC Nikko Securities America, Inc.:

We have audited the accompanying statement of financial condition of SMBC Nikko Securities America, Inc. (the Company) (an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation) as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of SMBC Nikko Securities America, Inc. (the Company) (an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation) as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 20, 2013

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$	10,682,138
Securities purchased under agreements to resell		259,296,788
Securities owned, at fair value		15,002,382
Receivable from brokers, dealers and clearing organization		1,982,382
Receivable from affiliates		9,132,632
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $2,346,946		406,920
Deferred tax assets		229,235
Other assets		1,258,872
Total assets	$	297,991,349

Liabilities and Stockholders' Equity

Liabilities:		
Securities sold under agreements to repurchase	$	159,887,923
Accounts payable, accrued expenses, and other liabilities		8,016,123
Total liabilities		167,904,046
Commitments and contingencies		
Subordinated liabilities		25,000,000
Stockholders' equity:		
Common stock:		
Class A, $0.10 par value. Authorized 50 shares; issued and outstanding 5 shares		—
Class B, $0.10 par value. Authorized 9,950 shares; issued and outstanding 995 shares		100
Class C, $0.10 par value. Authorized 1,000 shares; issued and outstanding 111 shares		11
Additional paid-in capital		48,812,217
Retained earnings		56,274,975
Total stockholders' equity		105,087,303
Total liabilities and stockholders' equity	$	297,991,349

See accompanying notes to statement of financial condition.

(1) Organization

SMBC Nikko Securities America, Inc. (the Company or SMBC SI), an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation (SMBC), is registered as a broker dealer under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA), and is also registered with the Municipal Securities Rulemaking Board. The Company was incorporated on August 8, 1990 and commenced operations in December 1991. The Company is exempt from the Securities and Exchange Commission (SEC) Rule 15c3-3 pursuant to provision (k)(2)(i) and (ii) of such rule. SMBC, the parent, owns 80% of the Class A common stock and 100% of the Class B common stock, SMBC Financial Services, Inc., a wholly owned subsidiary of SMBC, owns 20% of the Class A common stock and SMBC Nikko Securities, Inc. owns 100% of the Class C common stocks. SMBC Nikko Securities Inc. is a wholly owned subsidiary of SMBC.

The Company engages in trading of U.S. government and agency securities, enters into repurchase and reverse repurchase agreements, provides services to assist in the sale of securities underwritten by other entities, and provides advisory services. The Company also acts as an originator, placement, and facility agent in connection with the origination and servicing of asset-backed transactions. The Company's business lines also include brokerage services for certain debt and equity products, distribution of globally branded research reports, and merger and acquisition advisory services. The primary targets for these services are sophisticated institutional investors such as asset management companies, investment trusts, hedge funds, and trust banks.

During 2012, the Company launched new business lines by providing corporate buyback services to corporate clients, and acting as selling agent by selling Japanese Domestic Equity Offerings to clients.

(2) Significant Accounting Policies

(a) Basis of Accounting

The Company's statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(b) Recently Issued Accounting Standards

In July 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and Allowance for Credit Losses*. The ASU requires a greater level of disaggregated information about the allowance for credit losses and the credit quality of financing receivables. The period-end balance disclosure requirements for loans and the allowance for loans losses will be effective for reporting periods ending on or after December 15, 2011, while disclosures

for activity during a reporting period that occurs in the loan and allowance for loan losses accounts will be effective for reporting periods beginning on or after December 15, 2011. The adoption of this ASU did not have an impact on the Company's statement of financial condition.

In April 2011, the FASB issued ASU No. 2011-03, *Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements*. ASU No. 2011-03 changes the assessment of effective control by removing (i) the criterion that requires the transferor to have the ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance implementation guidance related to that criterion. ASU No. 2011-03 is effective for years beginning after December 15, 2011. The adoption of this ASU did not have an impact on the Company's statement of financial condition.

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement* (Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, to improve IFRS and U.S. GAAP convergence over fair value disclosure requirements. The amendments in ASU No. 2011-04 include clarifications about the FASB's intent of the application of existing fair value measurement and disclosure requirements and changes to particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments in ASU No. 2011-04 were applied prospectively as of January 1, 2012. The adoption of this ASU did not have an impact on the Company's statement of financial condition.

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. ASU No. 2011-11 will require disclosure of the effect or potential effect of offsetting arrangements on the Company's statement of financial condition as well as enhanced disclosure of the rights of setoff associated with certain recognized assets and recognized liabilities including securities purchased under agreements to resell and securities sold under agreements to repurchase. In January 2013, the FASB issued ASU No. 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. ASU No. 2013-01 limits the scope of ASU No. 2011-11 to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (1) offset in the statement of financial condition or (2) subject to an enforceable master netting arrangement or similar agreement. ASU No. 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, the adoption of this ASU is not expected to have an impact on the Company's statement of financial condition.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include demand deposits held in banks and overnight federal funds sold, and were $10,682,138 at December 31, 2012.

(d) Repurchase Agreements

A reverse repurchase agreement (also known as a reverse repo) refers to a transaction that is accounted for as a collateralized lending in which a buyer-lender buys securities with an agreement to resell them to the seller-borrower at a stated price plus interest at a specified date or in specified circumstances. The receivable under a reverse repurchase agreement refers to the amount due from the seller-borrower for the repurchase of the securities from the buyer-lender.

A repurchase agreement (repo) refers to a transaction that is accounted for as a collateralized borrowing in which a seller-borrower of securities sells those securities to a buyer-lender with an agreement to repurchase them at a stated price plus interest at a specified date or in specified circumstances. The payable under a repurchase agreement refers to the amount of the seller-borrower's obligation recognized for the future repurchase of the securities from the buyer-lender.

The market value of collateral accepted or pledged by the Company under reverse repurchase agreements and repurchase agreements was $259,471,050 and $159,915,122 at December 31, 2012. Substantially all of the collateral accepted has been resold as collateral under repurchase agreements. All collateral received from counterparties are U.S. Treasury securities and valued daily, and should the market value of the securities received decline below the principal amount loaned plus, accrued interest; additional collateral is requested when appropriate.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided on a straight line basis over the assets' estimated useful lives, ranging from three to five years. Amortization on leasehold improvements is provided on a straight line basis over the lesser of the terms of the related leases or useful lives of the improvements.

(f) Income Taxes

The Company provides for all income taxes in accordance with the asset-and-liability method of accounting required under FASB Accounting Standards Codification (ASC) Topic 740 *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

(g) Securities Transactions

Customers' securities transactions are recorded on a settlement-date basis. Securities transactions of the Company are recorded on a trade-date basis. Securities owned are carried at fair value.

At December 31, 2012, securities owned consist primarily of one U.S. Treasury bill, which is pledged to a clearing organization as collateral.

(Continued)

(h) Foreign Currency Transactions

Assets and liabilities denominated in non-U.S. dollar currencies are remeasured into U.S. dollar equivalents using year-end adjusted spot foreign currency rates.

(3) Financial Instruments

The Company follows ASC 820, *Fair Value Measurements* (ASC 820), which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements. ASC 820, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

As of December 31, 2012, the Company's financial instruments consist of securities purchased under agreements to resell (reverse repo), securities sold under agreements to repurchase (repo) and securities owned. The Company records reverse repo and repo agreements at contract prices, plus accrued interest, which approximates fair value. Securities owned are carried at fair value.

In determining fair value, the Company uses the market approach. Based on this approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. In accordance with ASC 820, when considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices. This category also includes financial instruments that are valued using alternative approaches but for which the Company typically receives independent external valuation information including U.S. Treasuries. As of December 31, 2012, the Company has one U.S. Treasury Security, which it classifies as Level 1 with a fair value of $14,999,496.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market, and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. As of December 31, 2012, the Company has no assets or liabilities carried at fair value that it classifies as Level 2.

Level 3 includes financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. As of December 31, 2012, the Company has no assets or liabilities carried at fair value that it classifies as Level 3.

In determining the appropriate levels, the Company performs an analysis of the assets and liabilities that are subject to ASC 820. Based on the Company's analysis, the securities owned are based on quoted prices in active markets and are classified as Level 1.

(4) Related-Party Transactions

In the normal course of business the Company engages in transactions with SMBC and affiliated companies including SMBC New York, SMBC Nikko Securities, Inc., SMBC Capital Markets, Inc. (SMBC-CM), SFVI Limited, Manhattan Asset Funding Company LLC, and SMBC Nikko Capital Markets Limited (SMBC-LTD). The nature of these relationships and a description of the transactions are disclosed below and throughout the notes.

The related-party transactions include but are not limited to trade execution, underwriting referral services, and advisory services. The following amounts related to transactions with SMBC and affiliated companies are included in the accompanying statement of financial condition:

Statement of financial condition:		
Cash and cash equivalents	$	488,385
Securities purchased under agreements to resell		51,303,876
Receivable from affiliates		9,132,632
Securities sold under agreements to repurchase		2,984,967
Accounts payable, accrued expenses, and other liabilities		4,420,277
Subordinated liabilities		25,000,000

(5) Subordinated Liabilities

The Company has a $25,000,000 subordinated loan agreement with SMBC. The loan matures on February 29, 2016, and bears interest at the three-month London Interbank Offered Rate (LIBOR) plus 60 basis points. The subordinated loan has been approved as regulatory capital by the FINRA and constitutes

(Continued)

part of the Company's net capital under the SEC Uniform Net Capital Rule 15c3-l (Rule 15c3-l), and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC.

(6) Commitments and Contingencies

At December 31, 2012, the Company had an uncommitted line of credit from SMBC for $50 million. No amounts were drawn under this facility as of December 31, 2012.

The Company occupies office space under long-term noncancelable sublease agreements with SMBC, which expires on various dates through 2021. The rent payable by the Company under the sublease will be equal to its allocable share of the annual rent payable by SMBC under its prime lease.

Future minimum rentals under the sublease are estimated as follows:

2013	$	1,268,256
2014		1,298,657
2015		1,329,970
2016		1,362,222
2017		1,395,443
2018 and thereafter		5,049,372
	$	11,703,920

In 2010, the Company expanded its office space by taking over a lease from SMBC Nikko Securities, Inc., which expires on December 31, 2014.

Future minimum rentals under the assigned lease are estimated as follows:

2013	$	268,938
2014		272,067
	$	541,005

The Company is involved in litigation arising in the normal course of business from time to time. It is management's opinion that there are no matters pending, which are probable of having a material adverse effect on the financial condition of the Company.

(7) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company executes, settles, and finances proprietary securities transactions. These activities expose the Company to off-balance-sheet risk arising from the possibility that the counterparty may fail to satisfy its obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to counterparties.

The Company provides trading, financing, and related services to a diverse group of domestic counterparties, including corporations and institutional investors. In connection with these activities, the Company enters into collateralized reverse repurchase and repurchase agreements that may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis, and by requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

(8) Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the net capital requirements of SEC Rule 15c3-l. Effective January 1, 2000, the Company elected the alternative method for calculating net capital. This requires the Company to maintain minimum net capital of the greater of $250,000, or 2%, of aggregate debit items arising from customer transactions, as defined. As of December 31, 2012, the Company's net capital was $118,809,513, which exceeded the required minimum by $118,559,513.

(9) Income Taxes

The Company accounts for income taxes in accordance with ASC 740. The Company's deferred income tax assets as of December 31, 2012 relates primarily to tax basis differences on depreciation. The Company evaluates its uncertain tax positions and the related tax reserves in accordance with the framework set out under ASC 740. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2012, the Company has no unrecognized tax benefits and has accrued no interest or penalties with respect to any tax positions taken.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. The Company's deferred tax assets as of December 31, 2012 are as follows:

Depreciation	$	229,235
Deferred tax assets	$	229,235

Although realization is not assured for the above deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings and there is no valuation allowance recorded as of December 31, 2012.

The Company is no longer subject to U.S. federal, state, and local tax audits for tax years prior to 2009 and is not currently undergoing any such audits.

(10) Employee Benefit Plans

The Company participates in a defined benefit noncontributory retirement plan (Sumitomo Mitsui Banking Corporation Retirement Plan) and a defined contribution plan (Sumitomo Mitsui Banking Corporation 401 (k) Plan) sponsored by its parent, SMBC. The plans cover all eligible local employees. The retirement plan costs are allocated to the Company based on actuarial computations. No separate determination has been made of the actuarial present value of accumulated benefits and the retirement plan's assets as they relate to the employees of the Company. Participants in the 401(k) plan may contribute amounts up to 50% of their eligible compensation, subject to certain limitations. The Company will match 401(k) contributions in an amount equal to the lesser of 100% of the first 3% contributed by the participant or 3% of total eligible compensation.

(11) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations at December 31, 2012 consist of the following:

	Receivable	Payable
Receivable from brokers, dealers and clearing organization	$ 1,966,093	—
Trades pending settlement, net	16,289	—
Total	$ 1,982,382	—

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from broker, dealers and clearing organizations relates to the aforementioned transactions.

Net receivable for trades pending settlement represents the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2012 approximates the amounts owed. Trades pending settlement at December 31, 2012 were settled without a material effect on the Company's statement of financial condition.

(12) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2012, and through February 20, 2013. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
SMBC Nikko Securities America, Inc.:

In planning and performing our audit of the financial statements of SMBC Nikko Securities America, Inc. (the Company) (an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2013